Exhibit 2

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

June 6, 2012 Board Meeting

VOTED:	That, upon recommendation of the Governance Committee, the proposed joint fidelity bond be, and it hereby is, approved in the form presented to this meeting, with such changes as counsel to the Funds may deem necessary.

VOTED:	That, upon recommendation of the Governance Committee, the Board, having taking into consideration all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint fidelity bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to such Fund is less than the premium it would have had to pay if it had provided and maintained a single fidelity bond, hereby approves the portion of the premium to be paid by each Fund pursuant to Rule 17g-1(e) under the 1940 Act.

VOTED:	That, upon recommendation of the Governance Committee, the Board hereby determines that the participation, through June 30, 2013, of the Funds in the proposed joint fidelity bond allocation agreement, pursuant to which the parties agree that in the event recovery is received under the bond as a result of a loss sustained by the Fund and one or more other insureds, the Fund shall receive an equitable and proportionate share of the recovery at least equal to the amount which it would have received had it maintained a single fidelity bond is in the best interests of the Fund.

VOTED:	That, upon recommendation of the Governance Committee, the Board hereby authorizes the Secretary or Assistant Secretary of each Fund to cause such bond and joint fidelity bond agreement or any amendment thereto be filed with the SEC pursuant to Rule 17g-1(g) under the 1940 Act.